UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8615-7918

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -.

Nasdaq Compliance Matters

On November 12, 2020, TDH Holdings, Inc. (the “Company”), was informed that, following a 12-month compliance monitoring period under a Panel Monitor pursuant to a Compliance with Monitor letter dated October 29, 2019, the Company was currently in compliance with applicable Nasdaq Listing Rules, and the Panel has determined to continue the listing of the Company’s securities on The Nasdaq Stock Market.

This matter is now closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 16, 2020

TDH Holdings, Inc.

By:	/s/ Dandan Liu
	Name:	Dandan Liu
	Title:	Chief Executive Officer

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